UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

October 29, 2021

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: October 29, 2021

AENZA S.A.A AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2020 AND SEPTEMBER 30, 2021 (UNAUDITED)

AENZA S.A.A AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2020  AND SEPTEMBER 30, 2021 (UNAUDITED)

S/	=	Peruvian Sol
US$	=	United States dollar

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS				LIABILITIES AND EQUITY
		As of	As of			As of	As of
		December 31,	September 30,			December 31,	September 30,
	Note	2020	2021		Note	2020	2021

Current assets				Current liabilities
Cash and cash equivalents	8	900,168	1,019,547	Borrowings	15	452,884	297,913
Trade accounts receivables, net	9	703,167	721,184	Bonds	16	58,446	424,461
Work in progress	10	186,433	273,088	Trade accounts payable	17	1,097,167	1,042,243
Accounts receivable from related parties	11	27,338	30,835	Accounts payable to related parties	11	43,818	42,963
Other accounts receivable	12	433,531	399,919	Current income tax		34,494	61,137
Inventories, net		552,000	544,223	Other accounts payable	18	718,406	957,554
Prepaid expenses		22,972	27,225	Other provisions	19	92,757	105,805
Total current assets		2,825,609	3,016,021	Total current liabilities		2,497,972	2,932,076

Non-current assets				Non-current liabilities
Trade accounts receivable, net	9	730,666	765,660	Borrowings	15	445,436	408,040
Accounts receivable from related parties	11	620,071	671,838	Bonds	16	874,313	849,249
Prepaid expenses		22,264	18,873	Trade accounts payable	17	40,502	35,535
Other accounts receivable	12	328,223	371,789	Other accounts payable	18	183,232	160,249
Investments in associates and joint ventures	13	35,516	35,688	Accounts payable to related parties	11	36,297	51,006
Investment property		26,073	22,952	Other provisions	19	336,609	376,937
Property, plant and equipment, net	14	405,469	364,789	Deferred income tax liability		102,907	97,955
Intangible assets, net	14	791,990	747,691	Total non-current liabilities		2,019,296	1,978,971
Right-of-use assets, net	14	64,518	52,262	Total liabilities		4,517,268	4,911,047
Deferred income tax asset		262,165	300,365
Total non-current assets		3,286,955	3,351,907	Equity	20
				Capital		871,918	871,918
				Legal reserve		132,011	132,011
				Voluntary reserve		29,974	29,974
				Share Premium		1,131,574	1,131,574
				Other reserves		(169,234)	(168,102)
				Retained earnings		(728,637)	(832,123)
				Equity attributable to controlling interest in the Company		1,267,606	1,165,252
				Non-controlling interest		327,690	291,629
				Total equity		1,595,296	1,456,881
Total assets		6,112,564	6,367,928	Total liabilities and equity		6,112,564	6,367,928

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended September 30,
	Note	2020	2021

Revenues from construction activities		1,218,445	1,572,793
Revenues from services provided		747,447	884,544
Revenue from real estate and sale of goods		257,145	407,449
		2,223,037	2,864,786

Cost of construction activities		(1,149,551)	(1,515,536)
Cost of services provided		(658,657)	(740,217)
Cost of real estate and sale of goods		(202,286)	(324,936)
	21	(2,010,494)	(2,580,689)
Gross profit		212,543	284,097

Administrative expenses	21	(121,444)	(141,961)
Other income and expenses	22	(36,100)	(6,610)
Operating profit		54,999	135,526

Financial expenses	23	(102,205)	(184,915)
Financial income	23	13,961	4,169
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	1,945	2,422
Loss before income tax		(31,300)	(42,798)
Income tax expense		(14,796)	(37,142)
Loss for the period		(46,096)	(79,940)

(Loss) profit attributable to:
Owners of the Company		(55,143)	(103,486)
Non-controlling interest		9,047	23,546
		(46,096)	(79,940)

Loss per share attributable to owners of the
Company during the period	27	(0.063)	(0.119)

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended September 30,
	Note	2020	2021

Loss for the period		(46,096)	(79,940)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		(626)	-
Foreign currency translation adjustment, net of tax		(14,465)	2,305
Exchange difference from net investment in a foreign operation, net of tax		144	74
Other comprehensive income for the period, net of tax		(14,947)	2,379
Total comprehensive income for the period		(61,043)	(77,561)

Comprehensive income attributable to:
Owners of the Company		(65,850)	(102,354)
Non-controlling interest		4,807	24,793
		(61,043)	(77,561)

The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2020 AND 2021
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085
(Loss) profit for the period	-	-	-	-	-	-	(55,143)	(55,143)	9,047	(46,096)
Cash flow hedge	-	-	-	-	-	(594)	-	(594)	(32)	(626)
Foreign currency translation adjustment	-	-	-	-	-	(10,257)	-	(10,257)	(4,208)	(14,465)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	144	-	144	-	144
Comprehensive income of the period	-	-	-	-	-	(10,707)	(55,143)	(65,850)	4,807	(61,043)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(64,716)	(64,716)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(11,419)	(11,419)
- Additional acquisition of non-controlling	-	-	-	-	(605)	-	-	(605)	(89)	(694)
Total transactions with shareholders	-	-	-	-	(605)	-	-	(605)	(76,224)	(76,829)
Balances as of September 30, 2020	871,918	871,918	132,011	29,974	1,131,574	(188,213)	(565,909)	1,411,355	326,858	1,738,213

Balances as of January 1, 2021	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296
(Loss) profit for the period	-	-	-	-	-	-	(103,486)	(103,486)	23,546	(79,940)
Foreign currency translation adjustment	-	-	-	-	-	1,058	-	1,058	1,247	2,305
Exchange difference from net investment in a foreign operation	-	-	-	-	-	74	-	74	-	74
Comprehensive income of the period	-	-	-	-	-	1,132	(103,486)	(102,354)	24,793	(77,561)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(36,250)	(36,250)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(24,604)	(24,604)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(60,854)	(60,854)
Balances as of September 30, 2021	871,918	871,918	132,011	29,974	1,131,574	(168,102)	(832,123)	1,165,252	291,629	1,456,881
The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended September 30,
	Note	2020	2021

OPERATING ACTIVITIES
Loss before income tax		(31,300)	(42,798)
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	21	79,167	75,804
Amortization	21	75,164	74,153
Impairment of inventories		107	-
Impairment of accounts receivable and other accounts receivable		28,886	1,323
Reversal of impairment of inventories		(1,567)	-
Debt condonation		(205)	-
Reversal of property, plant and equipment		(319)	(1,939)
Impairment of intangible assets		8	-
Change in the fair value of the liability for put option		969	-
Other provisions		31,093	8,026
Financial expense,net		160,282	205,813
Impairment of work in progress		13,595	-
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13	(1,945)	(2,422)
Reversal of provisions		(7,108)	(9,101)
Disposal of assets		2,322	5,627
(Profit) loss on sale of property, plant and equipment		(9)	111
(Profit) loss on remeasurement of accounts receivable		(9,778)	69,471
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		114,478	(135,177)
Other accounts receivable		42,885	(70)
Other accounts receivable from related parties		(30,836)	(86,556)
Inventories		(50,485)	9,178
Pre-paid expenses and other assets		1,076	(862)
Trade accounts payable		(169,619)	(61,760)
Other accounts payable		68,456	173,132
Other accounts payable to related parties		15,823	(4,097)
Other provisions		(5,347)	(4,681)
Interest payment		(99,912)	(112,109)
Payments for purchases of intangibles - Concessions		(890)	(2,280)
Payment of income tax		(83,799)	(57,331)
Net cash provided by operating activities		141,192	101,455

INVESTING ACTIVITIES
Sale of property, plant and equipment		5,563	6,476
Interest received		3,163	1,703
Dividends received		701	2,236
Payment for purchase of investments properties		(40)	(124)
Payments for intangible purchase		(39,498)	(25,669)
Payments for property, plant and equipment purchase		(24,746)	(24,823)
Net cash applied to investing activities		(54,857)	(40,201)

FINANCING ACTIVITIES
Loans received		66,466	208,224
Bonds issued		-	359,890
Amortization of loans received		(194,079)	(443,425)
Amortization of bonds issued		(28,022)	(37,403)
Payment for transaction costs for debt		-	(6,534)
Dividends paid to non-controlling interest		(55,085)	(18,225)
Cash received (return of contributions) from non-controlling shareholders		(11,419)	(24,604)
Net cash applied to financing activities		(222,139)	37,923
Net increase (net decrease) in cash		(135,804)	99,176
Exchange difference		5,182	20,178
Cash and cash equivalents at the beginning of the period		950,701	900,168
Cash and cash equivalents at the end of the period	8	820,079	1,019,522

NON-CASH TRANSACTIONS:
Capitalization of interests		5,129	1,792
Acquisition of assets through finance leases		55	58
Dividends declared to non-controlling interest		9,631	18,025
Acquisition of right-of-use assets		9,673	5,707
Acquisition of supplier bonds		25,871	-
The accompanying notes on pages 6 to 40 are an integral part of the consolidated financial statements.

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2020 AND SEPTEMBER 30, 2021 (UNAUDITED)

1.       GENERAL INFORMATION

a) Incorporation and operations

AENZA S.A.A., (hereinafter the “Company”) is the parent Company of the AENZA S.A.A. Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in Corporation companies. Additionally, the Company provides services of strategic and functional advice and office leases space to the Corporation companies.

The General Shareholder’s Meeting on November 2, 2020 approved the modification of the Company’s corporate name from Graña y Montero S.A.A. to AENZA S.A.A. which is effective as of February 4, 2021.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b) Authorization for the issue of the financial statements

The condensed interim consolidated financial statements for the period ended September 30, 2021 were authorized by Management and Board of Directors on October 29, 2021.

The consolidated financial statements for the year ended December 31, 2020, have been prepared and issued with authorization of Management and the Board of Directors on March 5, 2021, and were approved on the General Shareholders’ Meeting held on March 31, 2021.

Since the date the financial statements were submitted to our shareholders for their approval, until the date of presentation to the Securities and Exchange Commission of the financial information attached to the annual report 20F, subsequent events with material impact on our results occurred and as a result, and in compliance with International Financial Reporting Standards (IFRS), we have recorded such impacts herein, this was revealed through a relevant information communication on May 17, 2021. The events referred to previously, are related mainly to the considerable progress in the negotiations of the Company’s plea bargain agreement, which allowed us to reassess our estimate of our exposure to the contingencies including within its scope. As a result, the amounts included in our financial statements were restructured.

After the filing of the Form 20-F, the Company signed an “Acta de Acuerdo Preparatorio de Colaboracion y Beneficios” (the “Agreement”), with the “Procuraduria Publica ad Hoc”. who dedicate themselves exclusively to the knowledge of investigations related to Crimes of Corruption of Officials and related incurred by the company Odebrecht and others (the “Prosecutor's Office” and with the ad hoc Public Prosecutor's Office for investigations and processes related to crimes of corruption of officials, money laundering and related assets incurred by the company Odebrecht and others (the "Office of the Attorney General"). Pursuant to the Agreement, the Company assumed an obligation to pay a civil penalty, which is within the estimates included in such financial information. The effects of the Effective Collaboration Agreement will enter into force as of their judicial approval.

The consolidated restructured financial statements for the year ended December 31, 2020 have been prepared and issued with authorization of Management and the Board of Directors on June 9, 2021 to ensure consistency between the information presented to the markets in which the Company’s securities are traded, and were approved on the General Mandatory Shareholder’s Meeting held on July 6, 2021.

c) Acta de Acuerdo Preparatorio de Colaboración y Beneficios – “The Agreement”

Pursuant to the Agreement executed on May 21, 2021, AENZA S.A.A. accepts it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/321.9 million and US$40.7 million.  The civil penalty is subject to (i) a repayment tenor of 12 years, (ii) the legal interest rate in domestic and foreign currency, (iii) a total collateral of S/197 million through a trust that includes shares issued by a subsidiary of AENZA, a mortgage on a real estate asset and debt service guaranty account. Among other conditions, the Agreement includes a restriction to participate in public construction and road maintenance contracts for 2 years.  As of September 30, 2021, we registered the present value of the amounts described before, which amount to S/165.1 million and US$17.2 million (totaling S/236.2 million).

The civil penalty covers the total contingency to which the Company was exposed because of the investigations revealed in the notes to the financial statements since 2017.  Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions in such agreement

d)	Changes in Shareholders and Board of Directors

On June 15, 2021, the Company was informed that IG4 Capital Infrastructure Investments LP (“IG4”) announced an “Oferta Publica de Adquisición” (“OPA”), or tender offer, for a total of 107,198,601 common shares with voting rights equivalent to 12.99% of the total stock issued by AENZA S.A.A.  Furthermore, the Company was informed by other shareholders representing collectively 12.72% of the common shares that 8.82% executed a vote sindication agreement with IG4 and that 3.4% transferred their shares to a trust in which IG4 holds the decision on voting rights (“derechos politicos”).

On August 10, 2021, the Company was informed that IG4 purchased a significant shareholding participation in AENZA S.A.A., amounting to 25.13% of the company’s capital stock, from which 12.29% was purchased within the OPA and 12.84% was purchased through the “Transaction Documents”, as such documents were denominated in the Offering Information Prospectus updated on July 12, 2021.  Furthermore, on August 12, 2021, certain shareholders of AENZA S.A.A. executed an Amendment to the Contrato de Fideicomiso with IG4 as “fideicomisario” and La Fiduciaria S.A. as “Fiduciaria”, in which, among other aspects, IG4 purchased the voting rights of AENZA’s common shares representing approximately 8.74% of the company’s capital stock, subject to a tenor of 8 years, which could be automatically renewed for an additional period of 8 years.

On August 26, 2021, the Company’s Board of Directors agreed to appoint Mr. André Mastrobuono as new Chief Executive Officer, effective on October 1, 2021. Mr. Luis Díaz Olivero would execute its duties as CEO until such date.

On September 20, 2021, a General Shareholders Meeting was held, in which a renewed Board of Directors was elected for the 2021-2024 period. On the same day, in a Board Meeting, Mr. Juan Vicente Revilla Vergara was appointed as Chairman of the Board and Mr. Gustavo Nickel Buffara de Freitas was appointed as Vice Chairman.  In addition, the Board approved the following changes in the Board Committees:

1.	Change of denomination of the Strategy and Investments Committee to the Finance, Risks and Investments Committee;
2.	Merge the Audit Committee and the Risks and Compliance Committee into a new Audit and Compliance Committee, and transfer the supervision of risks to the Finance, Risks and Investments Committee;
3.	Create the Environmental, Social and Governance (ESG) Committee;
4.	Designate the members of the Board Committees:
(a)	Audit and Compliance Committee: Carlos Rojas Perla (Chairman), Santiago Hernando Pérez y Antonio Carlos Valente Da Silva.
(b) Environmental, Social and Governance (ESG) Committee: Gema Esteban Garrido (Chairman), Antonio Carlos Valente Da Silva y Esteban Viton Ramírez.
(c)	Talent Committee: Juan Vicente Revilla Vergara (Chairman), Gustavo Nickel Buffara de Freitas, Santiago Hernando Pérez y Esteban Viton Ramirez.
(d)	Finance, Risks and Investments Committee: Pablo Ignacio Kühlenthal Becker (Chairman), Nicolás Bañados Lyon, Carlos Rojas Perla y Gustavo Nickel Buffara de Freitas

e) New State of emergency due to COVID

On September 16, 2021, the Peruvian Government extended the State of National Emergency for a period of 30 days as a result of COVID-19. Likewise, certain economic activities are restricted, according to the alert level in each department of Peru, until October 31, 2021. Management considers that the measures taken by the national authorities have no impact on the continuity and development of the operations of the Company because the activities carried out by the Company are within the group of permitted activities and have not been significantly impacted by the pandemic.

The Company’s Management continues to monitor the evolution of the situation and the guidance of the national and international authorities, since events beyond the control of Management may arise that require modifying the established business plan. A further spread of Covid-19 and the consequent measures taken to limit the spread of the disease could affect the ability to conduct business in the normal way and, therefore, affect the financial position and results of operations.

Citizen immobilization, the restriction of activities of strategic companies as well as the paralysis of public entities have affected the execution of investment projects as well as the performance of exploration activities, until the date of approval of the financial statements, it is not expected that operations and going concern will be affected.

2.       BASIS OF PREPARATION

The condensed interim consolidated financial statements for the period ended September 30, 2021 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2020.

4.       FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Corporation’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitored periodically.

4.1     Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a) Market risks

i) Foreign exchange risk

The Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2020 and September 30, 2021, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published bid and ask exchange rate in effect at that date, according to the currency exchange rate:

	At	At
	December 31,	September 30,
	2020	2021

Soles (a)	3.624	4.136
Chilean Pesos (b)	711.24	811.90
Colombian Pesos (c)	3,432.50	3,834.68

(a) Soles published by the Superintendency of Banking, Insurance and Pension Fund Administrators (SBS).
(b) Chilean pesos published by the Banco Central de Chile.
(c) Colombian pesos published by Banco of the Republica de Colombia.

The consolidated statement of financial position includes the following:

	As of December 31, 2020		As of September 30, 2021
	S/(000)	USD(000)	S/(000)	USD(000)

Assets	2,125,400	586,479	2,089,791	505,266
Liabilities	1,165,475	321,599	2,615,696	632,422

For the periods ended September 30, 2020 and 2021, the Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:

	2020	2021

Gain	321,590	355,243
Loss	(320,483)	(372,876)

ii) Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii) Cash flow and fair value interest rate risk

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk.

b) Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors.

Management does not expect the Corporation to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Corporation cash flows enabled it to meet its obligations. Due to the COVID-19 pandemic (Note 1-e), the Corporation has implemented various actions to reduce its exposure to liquidity risk, and has developed a Financial Plan based on several steps, which were designed assuming attaining a plea bargain agreement within a reasonable time frame. The Financial Plan aims to enable compliance with the various obligations at the corporate and group companies’ levels.

The Corporation’s Corporate Finance Office monitors rolling forecasts of the Corporation’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be applied according to the established schedule.

	Less than	1-2	2-5	More than
As of December 31, 2020	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	433,318	183,796	197,785	23,953	838,852
Finance leases	16,287	14,919	20,851	8,515	60,572
Lease liability for right-of-use asset	24,714	32,006	19,847	11,131	87,698
Bonds	137,090	168,673	385,919	971,543	1,663,225
Trade accounts payables (except
non-financial liabilities)	1,001,470	40,502	-	-	1,041,972
Accounts payables to related parties	43,818	35,461	-	836	80,115
Other accounts payables (except
non-financial liabilities)	356,101	62,943	230,352	322,123	971,519
	2,012,798	538,300	854,754	1,338,101	4,743,953

	Less than	1-2	2-5	More than
As of September 30, 2021	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	283,202	59,790	163,119	147,391	653,502
Finance leases	14,188	14,197	24,133	5,682	58,200
Lease liability for right-of-use asset	22,795	17,445	28,308	10,877	79,425
Bonds	1,254,506	173,457	450,584	826,629	2,705,176
Trade accounts payables (except
non-financial liabilities)	1,009,563	6,879	22,548	9,732	1,048,722
Accounts payables to related parties	42,963	51,006	-	-	93,969
Other accounts payables (except
non-financial liabilities)	377,676	62,377	236,625	336,509	1,013,187
	3,004,893	385,151	925,317	1,336,820	5,652,181

4.2     Capital management risk

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital.  In 2017 the situation of the Corporation had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder the renegotiation of liabilities (Note 15). In extraordinary events as explained in Note 1, the Corporation identifies the possible deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Corporation monitors capital based on the gearing ratio.  This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2020 and September 30, 2021, the gearing ratio is presented below indicating the Corporation’s strategy to keep it in a range from 0.08 to 0.70.

	At	At
	December 31,	September 30,
	2020	2021
Total financial liabilities and bonds (Note 15 and Note 16)	1,831,079	1,979,663
Less: Cash and cash equivalents (Note 8)	(900,168)	(1,019,547)
Net debt	930,911	960,116
Total equity	1,595,296	1,456,881
Total capital	2,526,207	2,416,997

Gearing ratio	0.37	0.40

4.3     Fair value estimation

For the classification of the type of valuation used by the Corporation for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

The table below shows the Corporation’s liabilities measured at fair value:

Level 3
As of December 31, 2020

Financial liabilities
Other financial entities (Note 15-b)	152,523

As of September 30, 2021

Financial liabilities
Other financial entities (Note 15-b)	169,534

5.       CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2020.

6.       SEASONALITY OF OPERATIONS

The Corporation does not present seasonality in the operations of any of its subsidiaries; however, economic activities temporarily restricted due to COVID-19 pandemic and government measures implemented to contain the spread of the virus. As a result,  this situation affected negatively Corporation's revenues and financial position (Note 1.e).

7.       OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by the Corporation’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

The Corporation's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Corporation has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements. Sales of goods are related to Real State segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Corporation’s financial statements by operating segments:

Operating segments financial position
Segment reporting
		Infrastructure
As of December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	382,850	60,165	117,893	207,975	7,408	73,531	50,346	-	900,168
Trade accounts receivables, net	425,939	37,614	25,014	111,602	565	38,043	64,390	-	703,167
Work in progress, net	186,433	-	-	-	-	-	-	-	186,433
Accounts receivable from related parties	107,495	35	31,868	2,624	30	1,342	102,103	(218,159)	27,338
Other accounts receivable	323,084	27,900	23,631	13,220	197	10,446	35,051	2	433,531
Inventories, net	58,653	36,016	8,496	31,861	-	418,341	360	(1,727)	552,000
Prepaid expenses	7,798	1,964	6,485	328	116	-	6,281	-	22,972
Total current assets	1,492,252	163,694	213,387	367,610	8,316	541,703	258,531	(219,884)	2,825,609

Long-term trade accounts receivable, net	53,036	-	15,740	632,214	-	2,181	27,495	-	730,666
Long-term accounts receivable from related parties	315,393	-	14,508	-	11,103	-	611,498	(332,431)	620,071
Prepaid expenses	-	981	19,009	2,048	736	-	-	(510)	22,264
Other long-term accounts receivable	134,719	70,694	531	-	7,346	54,237	60,696	-	328,223
Investments in associates and joint ventures	109,870	8,080	-	-	-	6,095	1,322,865	(1,411,394)	35,516
Investment property	1,467	-	-	-	-	24,606	44,521	(44,521)	26,073
Property, plant and equipment, net	169,091	166,382	9,186	794	146	9,592	16,718	33,560	405,469
Intangible assets, net	143,575	250,327	371,437	681	-	872	19,017	6,081	791,990
Right-of-use assets, net	8,179	9,872	4,626	99	-	3,936	51,401	(13,595)	64,518
Deferred income tax asset	174,269	4,717	5,037	-	779	18,704	53,536	5,123	262,165
Total non-current assets	1,109,599	511,053	440,074	635,836	20,110	120,223	2,207,747	(1,757,687)	3,286,955
Total assets	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

Liabilities.-
Borrowings	230,682	32,550	2,405	42	-	95,709	102,469	(10,973)	452,884
Bonds	4,546	-	32,819	21,081	-	-	-	-	58,446
Trade accounts payable	861,833	51,225	51,221	32,637	61	42,565	57,625	-	1,097,167
Accounts payable to related parties	185,104	1,083	17,738	21,531	-	19,074	15,708	(216,420)	43,818
Current income tax	26,922	1,351	1,638	3,606	166	-	811	-	34,494
Other accounts payable	525,195	12,905	35,997	6,719	766	91,976	40,252	4,596	718,406
Provisions	8,876	18,943	1,659	-	-	492	62,787	-	92,757
Total current liabilities	1,843,158	118,057	143,477	85,616	993	249,816	279,652	(222,797)	2,497,972

Borrowings	25,273	103,154	2,291	59	-	11,021	328,753	(25,115)	445,436
Long-term bonds	22,911	-	248,029	603,373	-	-	-	-	874,313
Long-term trade accounts payable	-	-	-	-	-	-	40,502	-	40,502
Other long-term accounts payable	140,605	-	11,623	231	2,762	23,357	4,654	-	183,232
Long-term accounts payable to related parties	104,432	-	836	36,297	24,207	-	186,886	(316,361)	36,297
Provisions	122,503	37,599	26,034	1,925	-	-	148,548	-	336,609
Deferred income tax liability	25,576	36,793	1,518	39,020	-	-	-	-	102,907
Total non-current liabilities	441,300	177,546	290,331	680,905	26,969	34,378	709,343	(341,476)	2,019,296
Total liabilities	2,284,458	295,603	433,808	766,521	27,962	284,194	988,995	(564,273)	4,517,268
Equity attributable to controlling interest in the Company	261,501	354,982	161,710	177,694	464	138,933	1,474,398	(1,302,076)	1,267,606
Non-controlling interest	55,892	24,162	57,943	59,231	-	238,799	2,885	(111,222)	327,690
Total liabilities and equity	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

Operating segments financial position
Segment reporting
					Infrastructure
	Engineering						Parent
As of September 30, 2021	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	335,319	111,936	109,887	174,421	6,694	92,950	188,340	-	1,019,547
Trade accounts receivables, net	439,763	68,507	44,677	105,052	1,618	8,251	53,316	-	721,184
Work in progress, net	273,088	-	-	-	-	-	-	-	273,088
Accounts receivable from related parties	113,414	94	57,554	4,058	30	2,531	162,726	(309,572)	30,835
Other accounts receivable	286,482	29,474	30,182	20,637	819	5,858	26,465	2	399,919
Inventories, net	55,466	39,683	7,778	32,760	38	407,235	2,997	(1,734)	544,223
Prepaid expenses	10,635	2,226	5,167	551	52	-	8,594	-	27,225
Total current assets	1,514,167	251,920	255,245	337,479	9,251	516,825	442,438	(311,304)	3,016,021
Investments available for sale	-	6,198	2	-	-	-	-	(6,200)	-
Total current assets	1,514,167	258,118	255,247	337,479	9,251	516,825	442,438	(317,504)	3,016,021

Long-term trade accounts receivable, net	78,127	-	16,101	658,422	-	-	13,010	-	765,660
Long-term accounts receivable from related parties	351,459	-	14,930	-	11,427	-	796,694	(502,672)	671,838
Prepaid expenses	-	981	15,773	1,932	697	-	-	(510)	18,873
Other long-term accounts receivable	176,801	85,497	-	-	7,346	59,356	42,789	-	371,789
Investments in associates and joint ventures	108,144	9,373	-	-	-	5,442	1,242,366	(1,329,637)	35,688
Investment property	-	-	-	-	-	22,952	43,049	(43,049)	22,952
Property, plant and equipment, net	153,291	151,838	7,787	697	140	7,279	11,669	32,088	364,789
Intangible assets, net	148,156	240,614	333,224	596	-	775	19,035	5,291	747,691
Right-of-use assets, net	4,857	4,871	4,787	71	22	2,417	45,212	(9,975)	52,262
Deferred income tax asset	189,751	4,032	13,744	-	775	18,878	68,057	5,128	300,365
Total non-current assets	1,210,586	497,206	406,346	661,718	20,407	117,099	2,281,881	(1,843,336)	3,351,907
Total assets	2,724,753	755,324	661,593	999,197	29,658	633,924	2,724,319	(2,160,840)	6,367,928

Liabilities.-
Borrowings	156,660	26,959	3,198	47	18	75,357	48,853	(13,179)	297,913
Bonds	4,492	-	34,429	23,400	-	-	368,338	(6,198)	424,461
Trade accounts payable	817,148	56,007	37,914	27,393	335	32,194	64,032	7,220	1,042,243
Accounts payable to related parties	212,679	1,060	51,637	38,697	24	18,791	13,633	(293,558)	42,963
Current income tax	35,164	13,377	11,724	-	242	152	478	-	61,137
Other accounts payable	701,903	20,412	40,881	9,224	826	117,921	61,116	5,271	957,554
Provisions	14,952	15,572	1,670	-	-	595	73,016	-	105,805
Total current liabilities	1,942,998	133,387	181,453	98,761	1,445	245,010	629,466	(300,444)	2,932,076

Borrowings	11,430	116,551	1,757	24	5	6,620	293,512	(21,859)	408,040
Long-term bonds	22,125	-	224,778	602,346	-	-	-	-	849,249
Long-term trade accounts payable	-	-	-	-	-	-	35,535	-	35,535
Other long-term accounts payable	119,521	-	9,286	219	3,136	25,399	2,688	-	160,249
Long-term accounts payable to related parties	238,986	-	836	88,508	24,671	-	206,316	(508,311)	51,006
Provisions	133,847	45,560	31,112	2,651	-	-	163,767	-	376,937
Deferred income tax liability	18,971	32,888	-	46,096	-	-	-	-	97,955
Total non-current liabilities	544,880	194,999	267,769	739,844	27,812	32,019	701,818	(530,170)	1,978,971
Total liabilities	2,487,878	328,386	449,222	838,605	29,257	277,029	1,331,284	(830,614)	4,911,047
Equity attributable to controlling interest in the Company	182,809	397,820	155,950	120,444	401	137,409	1,390,212	(1,219,793)	1,165,252
Non-controlling interest	54,066	29,118	56,421	40,148	-	219,486	2,823	(110,433)	291,629
Total liabilities and equity	2,724,753	755,324	661,593	999,197	29,658	633,924	2,724,319	(2,160,840)	6,367,928

Operating segment performance
Segment Reporting
		Infrastructure
For the period ended September 30, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	1,435,515	272,966	305,099	253,923	2,511	66,473	176,585	(290,035)	2,223,037
Gross profit (loss)	82,102	41,264	30,314	80,122	640	13,958	1,251	(37,108)	212,543
Administrative expenses	(78,484)	(11,758)	(12,502)	(9,932)	(299)	(14,150)	(33,629)	39,310	(121,444)
Other income and expenses, net	3,756	(5,632)	(13,532)	66	13	730	(20,882)	(619)	(36,100)
Operating profit (loss)	7,374	23,874	4,280	70,256	354	538	(53,260)	1,583	54,999
Financial expenses	(43,863)	(14,724)	(24,865)	(4,721)	(27)	(8,665)	(14,031)	8,691	(102,205)
Financial income	4,843	1,167	4,874	2,337	329	4,321	5,893	(9,803)	13,961
Dividends	-	-	-	-	-	-	2,342	(2,342)	-
Share of profit or loss in associates
and joint ventures	(258)	1,686	-	-	-	32	(2,749)	3,234	1,945
(Loss) profit before income tax	(31,904)	12,003	(15,711)	67,872	656	(3,774)	(61,805)	1,363	(31,300)
Income tax	(3,003)	(3,059)	140	(20,651)	(357)	878	12,732	(1,476)	(14,796)
(Loss) profit for the year	(34,907)	8,944	(15,571)	47,221	299	(2,896)	(49,073)	(113)	(46,096)

(Loss) profit from attributable to:
Owners of the Company	(31,439)	6,504	(13,785)	35,416	299	(1,822)	(49,035)	(1,281)	(55,143)
Non-controlling interest	(3,468)	2,440	(1,786)	11,805	-	(1,074)	(38)	1,168	9,047
	(34,907)	8,944	(15,571)	47,221	299	(2,896)	(49,073)	(113)	(46,096)

Operating segment performance
Segment Reporting
		Infrastructure
For the Period ended September 30, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	1,783,054	376,616	374,467	260,366	2,694	144,734	174,332	(251,477)	2,864,786
Gross profit (loss)	80,019	82,927	56,063	68,753	724	21,085	11,303	(36,777)	284,097
Administrative expenses	(92,214)	(10,500)	(12,267)	(11,493)	(335)	(10,941)	(42,959)	38,748	(141,961)
Other income and expenses, net	(3,224)	(2,434)	(1,808)	1,215	(15)	992	(1,046)	(290)	(6,610)
Operating (loss) profit	(15,419)	69,993	41,988	58,475	374	11,136	(32,702)	1,681	135,526
Financial expenses	(79,538)	(9,144)	(21,100)	(6,806)	(91)	(8,804)	(83,774)	24,342	(184,915)
Financial income	1,441	3,147	2,979	382	384	2,454	17,894	(24,512)	4,169
Dividends	-	-	-	-	-	-	12,200	(12,200)	-
Share of profit or loss in associates
and joint ventures	(1,712)	2,046	-	-	-	830	2,331	(1,073)	2,422
(Loss) profit before income tax	(95,228)	66,042	23,867	52,051	667	5,616	(84,051)	(11,762)	(42,798)
Income tax	7,596	(18,248)	(6,279)	(16,384)	(266)	(1,850)	(1,679)	(32)	(37,142)
(Loss) profit for the year	(87,632)	47,794	17,588	35,667	401	3,766	(85,730)	(11,794)	(79,940)

(Loss) profit from attributable to:
Owners of the Company	(84,528)	42,838	10,989	26,750	401	(1,525)	(85,668)	(12,743)	(103,486)
Non-controlling interest	(3,104)	4,956	6,599	8,917	-	5,291	(62)	949	23,546
	(87,632)	47,794	17,588	35,667	401	3,766	(85,730)	(11,794)	(79,940)

There are no differences as compared to previous year-end consolidated financial statements based on segmentation or measurement of financial performance by segment.

8.       CASH AND CASH EQUIVALENTS

This account comprises:

	At December 31,	At September 30,
	2020	2021

Cash on hand	996	892
Remittances in-transit	2,340	2,094
Bank accounts (a)	274,582	461,671
Current accounts	161,227	178,759
Banco de la Nacion	20,862	20,010
Savings deposits and mutual funds	9,038	3,489
Time deposits (less than 3 months)	83,455	259,413
Escrow account (b)	622,250	554,890
Operational funds	298,435	241,706
Reserve funds	144,737	172,819
Consortium funds	122,088	71,177
Guarantee funds	56,990	69,189
	900,168	1,019,547

(a)
The Corporation maintains current accounts with local and foreign banks that include time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 0.18% and 0.90%. Additionally, it includes current accounts in the Banco de la Nacion for the exclusive use of paying tax obligations.

(b)
The Corporation maintains trust accounts in local and foreign banks for the exclusive use of operations in projects and join operations. It also includes reserve funds for the payments of bonds issued by the subsidiaries Tren Urbano de Lima S.A. and Norvial S.A. amounting to S/115 million and S/23 million, respectively, as of September 30, 2021 (S/132 million and S/21 million, respectively, as of December 31, 2020).

The above figures are reconciled with the amount of cash shown in the consolidated statement of cash flows at the end of the period as follows:

	At	At
	December 31,	September 30,
	2020	2021
Cash and cash equivalent on consolidated statement of financial position	900,168	1,019,547
Bank overdrafts (Note 15)	-)	(25)
Balances per consolidated statement of cash flows	900,168	1,019,522

9.       TRADE ACCOUNTS RECEIVABLES, NET

This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2020	2021	2020	2021	2020	2021

Receivables (net) (a)	753,693	813,195	254,587	309,580	499,106	503,615
Unbilled receivables (net) - Subsidiaries (b)	413,364	385,422	337,244	297,702	76,120	87,720
Unbilled receivables (net) - Concessions (c)	266,776	288,227	111,336	113,902	155,440	174,325
	1,433,833	1,486,844	703,167	721,184	730,666	765,660

a)
Receivables are presented net of impairment and present value discount. The value of the impairment amounts to S/43.6 million (S/47.2 million as of December 31, 2020). The ageing is detailed as follows:

	At	At
	December 31,	September 30,
	2020	2021
Current	718,220	740,687
Past due up to 30 days	5,737	35,747
Past due from 31 days up to 90 days	6,801	13,223
Past due from 91 days up to 120 days	2,279	8,129
Past due from 121 days up to 360 days	4,185	1,336
Past due over 360 days	16,471	14,073
	753,693	813,195

As of September 30, 2021, the amount overdue for more than 360 days mainly includes invoices receivable from subsidiaries: Cumbra Peru S.A. for S/9.8 million, UNNA Transporte S.A.C. for S/2.5 million, Cumbra Ingenieria S.A. for S/1.7 million, and others for S/0.1 million (Cumbra Peru S.A. for S/12.5 million, UNNA Transporte S.A.C. for S/2.7 million, Cumbra Ingenieria S,A. for S/0.8 millones and others for S/0.5 millones, as of December 31, 2020).

b)
Unbilled receivables from subsidiaries correspond to the estimates for services rendered that were not billed, valuations in process or pending approval. The balance includes impairment for S/5.6 million and present value discount for S/7.7 million (impairment for S/5.9 million and present value discount for S/12.5 million, as of December 31, 2020), and detailed by subsidiary:

	At	At
	December 31,	September 30,
	2020	2021
Cumbra Peru S.A.	315,878	277,951
UNNA Transporte S.A.C.	6,298	10,808
Cumbra Ingenieria S.A.	25,823	46,195
UNNA Energia S.A.	1,512	2,524
Adexus S.A.	63,853	47,936
Qualys S.A.	-	8
	413,364	385,422

c)	Unbilled receivables from concessions correspond to future invoice according to Concession Contract terms, as detailed below:

	At	At
	December 31,	September 30,
	2020	2021
Tren Urbano de Lima S.A.	235,763	249,937
Survial S.A.	10,611	12,490
Norvial S.A.	15,436	18,643
Concesión Canchaque S.A.C.	4,401	6,536
Concesionaria La Chira S.A.	565	621
	266,776	288,227

10.     WORK IN PROGRESS

This account comprises:

	At	At
	December 31,	September 30,
	2020	2021

Cumbra Peru S.A.	170,965	264,244
Cumbra Ingenieria S.A.	15,468	8,844
	186,433	273,088

Work in progress costs include all those expenses incurred for construction contracts. The Corporation estimates that all costs incurred will be billed and collected.

The main projects of work in progress, grouped by subsidiary, are presented below:

	At	At
	December 31,	September 30,
	2020	2021

Vial y Vives - DSD S.A. - Quebrada Blanca Project	73,337	61,089
Vial y Vives - DSD S.A. - Modernization and expansion of Arauco Plant	24,224	104,681
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	68,701	91,422
Cumbra Peru S.A. - Talara Refinery	15,468	12,123
Others	4,703	3,773
	186,433	273,088

11.     TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties

Major transactions for the periods ended September 30, 2020 and 2021 between the Company and its related parties are summarized as follows:

	2020	2021
Revenue from sales of goods and services:
- Joint operations	4,300	13,035

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

b) Balances of transactions with related parties

	As of December 31,		As of September 30,
	2020		2021
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,357	-	10,007	-
Consorcio Rio Mantaro	-	7,655	-	8,618
Consorcio Constructor Chavimochic	-	6,208	-	9,440
Consorcio Peruano de Conservacion	3,156	-	615	2,377
Consorcio Vial Quinua	-	2,051	-	2,013
Consorcio Chicama Ascope	2,922	-	4,295	-
Consorcio Inti Punku	-	6,556	6,477	-
Consorcio GyM Conciviles	1,341	1,472	1,530	50
Consorcio Manperan	1,057	656	574	869
Consorcio Italo Peruano	1,520	217	1,381	135
Consorcio Norte Pachacutec	1,077	1,192	117	285
Consorcio Ermitaño	890	474	978	531
Terminales del Peru	501	161	96	161
Consorcio CDEM	1,111	-	34	-
Consorcio GyM-Stracon	-	644	-	98
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	1,015	-	599
Otros menores	2,446	1,701	1,874	2,388
	25,378	30,002	27,978	27,564

Other related parties
Ferrovias S.A.	-	11,139	-	13,241
Peru Piping Spools S.A.C.	1,960	2,677	2,857	2,158
	1,960	13,816	2,857	15,399
Current portion	27,338	43,818	30,835	42,963

Non-current portion
Gasoducto Sur Peruano S.A.	620,071	-	671,838	-
Ferrovias S.A.	-	12,862	-	13,507
Ferrovias Participaciones S.A.	-	23,435	-	37,499
Non-current	620,071	36,297	671,838	51,006

Receivables and payables are mainly current and do not have specific guarantees.

Accounts receivable from related parties are mainly to sales of goods and services. These balances do not bear interest and as of September 30, 2021 do not require a provision for impairment. The account receivable from Gasoducto Sur Peruano S.A. is presented net of impairment and present value discount; the variation between December 2020 and September 2021, is mainly due to the effect of the exchange difference, generating an income of S/83.4 million; and the impact of the discount rate applied to the calculation of the present value, that generated an expense of S/31.6 million (Note 23).

Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others. Such accounts are not interest bearing because they are short-term.

12.     OTHER ACCOUNTS RECEIVABLE

This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2020	2021	2020	2021	2020	2021

Advances to suppliers	76,200	39,278	76,200	39,278	-	-
Income tax on-account payments	48,054	50,375	48,052	50,373	2	2
VAT credit	54,076	56,031	43,498	46,297	10,578	9,734
Guarantee deposits	217,441	221,024	156,123	136,141	61,318	84,883
Claims to third parties	212,565	238,430	108,748	112,751	103,817	125,679
Petroleos del Peru S.A.- Petroperu S.A.	87,826	106,382	17,132	20,885	70,694	85,497
ITAN and other tax receivable	63,003	40,439	30,468	6,789	32,535	33,650
Restricted funds	29,121	40,038	2,092	32,692	27,029	7,346
Rental and sale of equipment - Cumbra Peru S.A. projects	29,149	34,348	29,149	34,348	-	-
Accounts receivable from personneel	10,957	13,468	10,957	13,376	-	92
Consorcio Panorama	25,026	28,267	-	-	25,026	28,267
Other minors	10,386	9,202	9,738	9,065	648	137
	863,804	877,281	532,157	501,994	331,647	375,287
Impairment	(102,050)	(105,573)	(98,626)	(102,075)	(3,424)	(3,498)
	761,754	771,708	433,531	399,919	328,223	371,789

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13.     INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	At	At
	December 31,	September 30,
	2020	2021
Associates	27,246	26,126
Joint ventures	8,270	9,562
	35,516	35,688

The movement of our investments in associates for the periods ended September 30, 2020 and 2021 is as follows:

	2020	2021
Balance at January 1,	37,035	35,516
Dividends received	(701)	(2,236)
Equity interest in results	1,945	2,422
Conversion adjustment	17	(14)
Balance at September 30,	38,296	35,688

Concesionaria Chavimochic S.A.C.

The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts was estimated in US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID, which is currently in process.

Moreover, from 2018 to date, the Peruvian Government (“the Grantor”) has been evaluating the modification of the Concession Contract, to determine a mechanism that allow the completion of the project, without resolution as of to date.

Finally, the Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.

14.     PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

The movement in property, plant and equipment, intangible assets and right-of-use assets accounts for the periods ended September 30, 2020 and 2021, is as follows:

	Property,
	plant and	Intangibles	Right-of-use
	equipment	assets	assets
	(a)	(b)	(a)

Net cost at January 1, 2020	463,990	854,227	90,581

Additions	27,396	44,081	9,673
Reclassifications and disposals	(11,554)	(23,807)	(10,045)
Conversion adjustments	(2,190)	(3,682)	(3)
Deductions for sale of assets	(5,493)	-	-
Depreciation, amortization	(57,547)	(75,164)	(19,812)

Net cost at September 30, 2020	414,602	795,655	70,394

Net cost at January 1, 2021	405,469	791,990	64,518

Additions	24,881	28,558	5,707
Reclassifications and disposals	(2,945)	(85)	(425)
Conversion adjustments	409	1,381	39
Deductions for sale of assets	(6,587)	-	-
Depreciation, amortization	(56,438)	(74,153)	(17,577)

Net cost at September 30, 2021	364,789	747,691	52,262

(a) Property, plant and equipment and right-of-use assets

As of September 30, 2021, additions to property, plant and equipment mainly corresponds to machinery of the engineering and construction segment for S/13.6 million; works in progress corresponding to the drilling stage of the infrastructure segment for S/4.2 million; and equipment of the engineering and construction segment for S/2.5 million (as of September 30, 2020, machinery of the engineering and construction segment for S/12.4 million, works in progress of the infrastructure segment for S/5.8 million; and equipment of the engineering and construction segment for S/0.9 million).

As of September 30, 2021, additions to right-of-use assets correspond mainly to lease agreements for the acquisition of equipment.

For the periods ended September 30, 2020 and 2021, the depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the Statement of Income as follows:

	2020	2021

Cost of services and goods (Note 21)	73,265	70,621
Administrative expenses (Note 21)	5,902	5,183
Total depreciation	79,167	75,804
(-) Depreciation related to investment property	(1,808)	(1,789)
(-) Depreciation related to right-of-use assets (Note 14)	(19,812)	(17,577)
Total depreciation of property, plant and equipment	57,547	56,438

(b) Intangible assets

As of September 30, 2021, the additions to intangibles correspond mainly to investments in the preparation of wells and other assets of the infrastructure segment for S/18.4 million; software development of the engineering and construction segment for S/4.7 million; and concessions, licenses and other assets corresponding to the infrastructure segment for S/14.6 million (as of September 30, 2020, investments in the preparation of wells for S/40.6 million, concessions and licenses corresponding to the infrastructure segment for S/2.3 million).

For the periods ended September 30, 2020 and 2021, the amortization of intangibles is broken down in the statement of income as follows:

	2020	2021
Cost of sales and services (Note 21)	72,009	70,817
Administrative expenses (Note 21)	3,155	3,336
	75,164	74,153

Goodwill

Management reviews businesses results based on the type of economic activity carried out. Goodwill allocated to cash-generating units are:

	At	At
	December 31,	September 30,
	2020	2021
Engineering and construction	38,211	39,036
Electromechanical	20,735	20,735
	58,946	59,771

The variation reported in engineering and construction segment is due to translation adjustment of foreign business of the subsidiary Cumbra Peru S.A.

15.     BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2020	2021	2020	2021	2020	2021

Bank overdrafts (Note 8)	-	25	-	25	-	-
Bank loans (a)	571,659	377,671	409,272	253,048	162,387	124,623
Finance leases	52,391	49,801	13,635	11,301	38,756	38,500
Lease liability for right-of-use asset	72,726	67,462	19,950	18,841	52,776	48,621
Other financial entities (b)	201,544	210,994	10,027	14,698	191,517	196,296
	898,320	705,953	452,884	297,913	445,436	408,040

(a) Bank loans

As of December 31, 2020 and September 30, 2021, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 0.5% and 11% in 2020 and between 0.9% and 11% in 2021.

			Current		Non-current
			At	At	At	At
	Interest	Date of	December 31,	September 30,	December 31,	September 30,
	rate	maturity	2020	2021	2020	2021

Cumbra Peru S.A. (i)	0.90% / 8.5%	2025	222,924	148,753	19,977	8,811
UNNA Energia S.A. (ii)	6.04% / 7.68%	2027	24,950	22,463	99,474	114,645
Viva Negocio Inmobiliario S.A.	6.85% / 11.00%	2023	90,197	70,491	3,318	1,167
Adexus S.A.	10.03%	2021	19,224	11,341	-	-
AENZA S.A.A. (iii)	9.10% / 10.10%	2021	51,977	-	39,618	-
			409,272	253,048	162,387	124,623

i) Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Via Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Credito del Peru, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant Cumbra Peru S.A. a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant Cumbra Peru S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Via Expresa Sur S.A. a non-revolving line of credit to finance repayment commitments subject to performance bonds; (iv) grant a syndicated line of credit in favor of the Company and Cumbra Peru S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) commit to maintain existing standby letters of credit issued at the request of Cumbra Peru S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD S.A. and Concesionaria Via Expresa Sur S.A. The loan matured in July 2020, which maturity was extended, most recently, until May 31, 2021. On August 12, 2021, the lenders agreed to extend the maturity date of the Framework Agreement, the Financing Agreement and the Syndicated Letter of Guarantee Facility to July 31, 2022.

In accordance with the Financial Stability Framework Agreement, the Company must comply quarterly with two ratios, related to its invoices and sales provisions: (i) the calculated value of 90% of its bills receivable, and (ii) the calculated value of 80% of its income provisions must be greater than 50% of the amount pending payment.

In August 2021, USD20 million was paid, equivalent to S/81.3 million. As of September 30, 2021, the Company's balance payable under the Financial Stability Framework Agreement amounts to US$7.1 million, equivalent to S/29.5 million (US$30.7 million, equivalent to S/111 million, as of December 31, 2020)

As of September 30, 2021, the account receivable rate and unbilled receivable rate reached 273% and 320%, respectively.  As of December 31, 2020 due to the stoppage of activities generated by the COVID-19 pandemic, the account receivable rate and unbilled receivable rate reached 56% and 142%, respectively. In relation to account receivable rate, the Company complied with the requirement of the Financial Stability Framework Agreement.

ii) UNNA Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary UNNA Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter BCP) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019 with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. In April 2021, an additional cash transfer of US$7.3 million (equivalent to US$28.2 million) was requested for the additional investments. As of September 30, 2021, TP has a total amount of financing of US$47.8 million (equivalent to S/197.8 million) and due in 2027 (US$46.4 million, equivalent to S/168.2 million, as of December 31, 2020). As of September 30, 2021, the amount of financing equivalent to the 50% interest held by the subsidiary UNNA Energia S.A. amounts to US$23.9 million, equivalent to S/97.5 million ( US$23.2 million, equivalent to S/84.1 million, as of December 31, 2020).

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of September 30, 2021, TP has a total amount of financing of US$19.3 million (equivalent to S/79.9 million) and due in 2026 (US$22 million, equivalent to S/80 million, as of December 31, 2020). As of September 30, 2021, the amount of financing equivalent to the 50% interest held by the subsidiary UNNA Energia S.A. amounts to US$9.7 million, equivalent to S/39.6 million (US$11 million, equivalent to S/40 million, as of December 31, 2020).

As of September 30, 2021 and the date of this report, TP is in compliance with the ratios established in the contract loan.

iii) CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium-term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period between the first annual anniversary of the Closing Date and the day before the thirtieth month of the Closing Date, 9.60%, and (iv) for the period from the thirtieth month of the Closing Date to the third annual anniversary of the Closing Date, 10.10%. The loan was used for working capital in the Company, Cumbra Peru S.A. and Adexus S.A.

As of December 31, 2020, the Company defaulted with the covenants established in the loan contract, as a consequence, the loan was presented as current liabilities.

In August 2021, the loan was paid in full. (US$25.7 million, equivalent to S/93.2 million, as of December 31, 2020).

iv) Banco Santander Loan

On December 28, 2020, Técnicas Reunidas enforced two letters of credit for a total  amount of US$23.7 million, which had been issued by Santander on behalf of our subsidiary Cumbra Perú S.A. as security pursuant to a construction contract. As a result, Cumbra Perú S.A. subscribed a loan with Banco Santander for principal amount of US$23.7 million (equivalent to S/85.9 million). The loan accrues interest at an annual rate of Libor + 8%. The term of the loan was 30 days. We subsequently negotiated payment in installments, with the last installment due on September 30, 2022. As of September 30, 2021, the principal amount of the loan is US$23.7 million, equivalent to S/98.1 million (US$23.7 million, equivalent to S/85.9 million, as of December 31, 2020). As of September 30, 2021, Cumbra Perú S.A. has complied with the corresponding covenants.

(b) Other financial entities

The balance is mainly composed of the monetization of Norvial dividends, as described below.

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Norvial S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Norvial S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Norvial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

During the 2020 period, the Company reviewed the projected cash flows and effective interest rate of the financial liability with BCI Peru based on new information available on Norvial's projected traffic and determined that there was a material quantitative change that exceeds the +/-10%. For this reason, the liability with BCI Peru measured at amortized cost was derecognized during 2020 in the amount of US$46 million; the difference between this amount and the new liability amounted to US$3.9 million, which was recorded in other income and expenses (net) in the income statement. Simultaneously, the Company recorded the same liability amounting to US$42.1 million which is measured at fair value from the date of initial recognition.

As of September 30, 2021, the loan balance payable amounted to US$40.9 million, equivalent to S/169.5 million (as of December 31, 2020, the balance was US$42.1 million, equivalent to S/152.5 million).

(c) Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount		Fair value
	At	At	At	At
	December 31,	September 30,	December 31,	September 30,
	2020	2021	2020	2021

Bank overdrafts	-	25	-	25
Bank loans	571,659	377,671	589,737	401,659
Finance leases	52,391	49,801	54,343	50,077
Lease liability for right-of-use asset	72,726	67,462	88,779	73,957
Other financial entities	201,544	216,988	247,857	234,946
	898,320	711,947	980,716	760,664

As of December 31, 2020 and as of September 30, 2021, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 4.2% and 10% and are included as Level 2 in the level of measurement.

16.     BONDS

This item includes:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2020	2021	2020	2021	2020	2021

Tren Urbano de Lima S.A. (a)	624,454	625,746	21,081	23,400	603,373	602,346
Norvial S.A. (b)	280,848	259,207	32,819	34,429	248,029	224,778
AENZA S.A.A. (c)	-	362,140	-	362,140	-	-
Cumbra Perú S.A. (d)	27,457	26,617	4,546	4,492	22,911	22,125
	932,759	1,273,710	58,446	424,461	874,313	849,249

(a) Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of September 30, 2021, an accumulated amortization amounting to S/102.7 million (S/90.6 million as of December 31, 2020) has been made.

As of September 30, 2021, the balance includes VAC adjustments and interest payable for S/116.2 million (S/103.4 million as of December 31, 2020).

The account movement for the periods ended September 30, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	618,497	624,454
Amortization	(8,669)	(12,179)
Accrued interest	35,695	36,150
Interest paid	(22,563)	(22,679)
Balance at September, 30	622,960	625,746

As of December 31, 2020 and as of September 30, 2021, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of September 30, 2021, the fair value amounts to S/625.9 million (S/710 million, as of December 31, 2020), this is based on discounted cash flows using the rate of 5% (3.6% as of December 31, 2020) and corresponds to level 2 of the fair value hierarchy.

(b) Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the periods ended September 30, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	305,545	280,848
Amortization	(17,880)	(21,537)
Accrued interest	18,616	16,919
Interest paid	(18,529)	(17,023)
Balance at September, 30	287,752	259,207

As of December 31, 2020 and September 30, 2021, Norvial S.A. has complied with the covenants.

As of September 30, 2021, the fair value amounts to S/270 million (S/304.7 million as of December 31, 2020), is based on discounted cash flows using rate 7.9% (8.1% as of December 31, 2020) and is within level 2 of the fair value hierarchy.

(c) AENZA S.A.A.

In August 2021, AENZA S.A.A. issued bonds convertible (hereinafter, the "Bonds") into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.

The placement of these bonds was executed locally and is the result of the exercise of the preemptive subscription right provided by the applicable legislation, as well as their subsequent private offering. The Bonds have been made available to investors only in Peru pursuant to the provisions of the applicable Peruvian legislation

As of September 30, 2021, the principal balance amounts to US$ 89.9 million equivalent to S/366.1 million. The debt balance net of costs incurred amounts to S/362.1 million.

As of September 30, 2021, the fair value amounts to S/376.6 million, is based on discounted cash flows using rate 8.2% and is within level 3 of the fair value hierarchy.

(d) Cumbra Peru S.A.

At the beginning of  2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020,  bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of September 30, 2021, the balance includes accrued interest payable for US$0.1 million, equivalent to S/0.4 million (US$0.6 million, equivalent to S/2.2 million, as of December 31, 2020).

The account movement for the periods ended September 30, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	-	27,457
Additions	25,871	-
Amortization	(1,473)	(3,687)
Exchange difference	2,186	3,451
Accrued interest	1,576	1,664
Interest paid	(1,002)	(2,268)
Balance at September, 30	27,158	26,617

As of September 30, 2021, the fair value amounts to S/26.9 million (S/28.6 million as of December 31, 2020), is based on discounted cash flows using a rate of 8.3% (7.1% as of December 31, 2020) and is within level 3 of the fair value hierarchy.

(d) AENZA S.A.A.

In August 2021, AENZA S.A.A. issued bonds convertible (hereinafter, the "Bonds") into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.

The placement of these bonds was executed locally and is the result of the exercise of the preemptive subscription right provided by the applicable legislation, as well as their subsequent private offering.
The Bonds have been made available to investors only in Peru pursuant to the provisions of the applicable Peruvian legislation

As of September 30, 2021, the principal balance amounts to US$ 89.9 million equivalent to S/366.1 million. The debt balance net of costs incurred amounts to S/362.4 million.

As of September 30, 2021, the fair value amounts to S/26.9 million (S/28.6 million as of December 31, 2020), is based on discounted cash flows using a rate of 8.3% (7.1% as of December 31, 2020) and is within level 3 of the fair value hierarchy.

17.     TRADE ACCOUNTS PAYABLE

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2020	2021	2020	2021	2020	2021

Invoices payable	470,118	589,323	470,118	589,323	-	-
Provision of contract costs (a)	618,797	436,897	618,797	436,897	-	-
Notes payable	48,754	51,558	8,252	16,023	40,502	35,535
	1,137,669	1,077,778	1,097,167	1,042,243	40,502	35,535

(a) The contract cost provisions include:

(i)
Goods and services received and not invoiced for S/308.5 million on engineering and construction segment, S/53.4 million on infrastructure segment, S/14.1 million on parent company operations segment and S/21 million on real estate segment (S/429.2 million, S/62.8 million, S/47 million and S/24.6 million respectively, as of December 31, 2020).

ii)	Estimate costs to come according to the the completion porcentage of projects on engineerina and construction segment amounting to S/40.1 million (S/95.7 million, as of December 31, 2020).

18.     OTHER ACCOUNTS PAYABLE

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2020	2021	2020	2021	2020	2021

Advances received from customers (a)	309,590	417,909	278,490	409,768	31,100	8,141
Consorcio Ductos del Sur - payable (b)	88,206	67,606	28,836	16,396	59,370	51,210
Salaries and other payable	77,386	130,667	77,386	130,667	-	-
Put option liability on Morelco acquisition	118,622	135,382	79,096	90,271	39,526	45,111
Third-party loans	11,608	11,084	9,533	9,007	2,075	2,077
Other taxes payable	115,862	155,456	102,240	143,029	13,622	12,427
Acquisition of additional non-controlling interest	27,596	33,786	27,596	33,786	-	-
Guarantee deposits	23,744	26,144	23,744	26,144	-	-
Consorcio Rio Mantaro - payables	58,129	69,414	58,129	69,414	-	-
Provision of interest for debt with suppliers	16,425	20,348	-	212	16,425	20,136
Share purchase agreement - Inversiones Sur	14,496	16,544	-	-	-	16,544
Other accounts payables	39,974	33,463	33,356	28,860	21,114	4,603
	901,638	1,117,803	718,406	957,554	183,232	160,249

(a)	Advances received from customers mainly corresponds to construction projects, and are applied to progress billings, in accordance with contract terms.

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2020	2021	2020	2021	2020	2021

Customer advances from Consortiums	83,640	62,064	83,640	62,064	-	-
Customer advances from real estate projects	78,286	108,201	78,286	108,201	-	-
Quellaveco Project	86,415	29,767	71,571	29,767	14,844	-
Special National Transportation Infrastructure Project	24,050	18,688	13,781	10,766	10,269	7,922
Gasoducto Piura Construction	31,048	17,899	25,292	17,899	5,756	-
Pebbles Quebrada Blanca Phase 2 Project	-	121,200	-	121,200	-	-
Evaporadores Modernización y ampliación de la Planta Arauco Project	-	30,565	-	30,565	-	-
Others	6,151	29,525	5,920	29,306	231	219
	309,590	417,909	278,490	409,768	31,100	8,141

(b)
The balance of other accounts payable from Consorcio Constructor Ductos del Sur corresponds to payment obligations to vendors and main subcontractors for S/67.6 million (S/88.2 million as of December 31, 2020), the subsidiary Cumbra Peru S.A. as a result of the termination of Gasoducto Sur Peruano S.A. operations.

The fair value of current accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.

19.     PROVISIONS

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2020	2021	2020	2021	2020	2021

Legal claims (a)	370,787	411,274	79,966	89,336	290,821	321,938
Tax claims	5,630	9,695	1,954	4,660	3,676	5,035
Provision for well closure (b)	52,949	61,773	10,837	11,809	42,112	49,964
	429,366	482,742	92,757	105,805	336,609	376,937

(a)	Legal contingencies correspond mainly to:

Civil compensation

Corresponds to the legal contingency estimated by management for exposure of the Company and its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construcción”. As indicated in Note 1 c) through the Agreement signed on May 21, 2021, the entry into force of which is subject to judicial approval, the Company acknowledges that it was used by some of its former directors for the commission of illegal acts up to in 2016 and agrees, consequently, to pay a civil compensation to the State for a total amount of S / 321.9 million and US $ 40.7 million. As of September 30, 2021, the amount equivalent to the present value resulting from the amounts described above is recorded as one provision totals S/165.1 million and US$17.2 million, equivalent to a total S/236.2 million.

Proceso administrative Indecopi

On March 9, 2021, Cumbra Peru S.A. was notified with the Final Instruction Report prepared by the Technical Secretariat, which is subject to review by the Commission for the Defense of Free Competition of INDECOPI, related to the sanctioning administrative procedure mentioned in Note 1.c). In this regard, Company and its legal advisors estimate that, based on the findings of the Final Investigation Report, the fine to be imposed on Cumbra Peru S.A. in this case should not exceed S/39 million. As of September 30, 2021 the equivalent to the corresponding present value that results in S/24.5 million.

Securities Class actions NY SEC

During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York.  Both complaints allege false and misleading statements during the class period.  In particular, they allege that the Company failed to disclose, among other things, that a) the Company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards.

As of July 2, 2020, the Company signed the settlement agreement with the plaintiffs' attorneys, by which the parties agree to terminate the class action, subject to the court approval and the payment of the transaction amount by the Company. The amount agreed for the termination of the class action is equivalent to US$20 million. The Company registered a provision of US$15 million (equivalent of S/49.8 million), the difference of US$5 million was covered by the professional liability insurance policy in accordance with the agreement signed with the insurance company. In september 2020 , the Company paid US$0.3 millones (equivalent to S/1.1 million). On September 14, 2021, the settlement agreement was approved by the Eastern District Court of New York.

On June 30, 2021, a first amendment to the agreement was signed, which stipulates a payment of US$0.6 million (equivalent to S/2.2 million), amortization of the oustanding balance on September 30, 2021, and annual interest of 8%.

As of September 30, 2021, the Company maintains a provision of US$14.1 million, equivalent to S/58.3 million, plus interest (as of December 31, 2020, US$14.7 million, equivalent to S/53.1 million, plus interest).

On October 1, 2021, the second amendment to the agreement was signed, whereby US$5.5 million (equivalent to S/22.7 million) was paid plus accrued interest of US$0.9 million (equivalent to S/3.6 million), established as a new expiration date June 30, 2022, plus accrued interest at an interest rate of 9% per year was set.

Other legal provisions

As of September 30, 2021, corresponds to civil, labor, administrative and contentious administrative contingencies estimated at S/97.1 (S/76 million as of December 31, 2020). In addition, within the legal contingencies of civil nature, it mainly includes claims received from clients for S/50.1 million corresponding to the subsidiary Cumbra Peru S.A. (S/41.1 million, as of December 31, 2020).

(b)
The provision for closure as of September 30, 2021 mainly corresponds to: i) provisions for the closure of wells of UNNA Energia S.A. for S/52.5 million; ii) provision of costs associated with the closing of the concession contract of Norvial S.A. for S/5.1 million (S/48.4 million and S/4.5 million respectively, as of December 31, 2020).

The account movement for the periods ended September 30, 2020 and 2021 are as follows:

			Provision
	Legal	Tax	for well
	claims	claims	closure	Total

At January 1, 2020	272,274	6,045	50,116	328,435
Additions	27,462	1,954	5,371	34,787
Present value	596	-	2,124	2,720
Reversals of provisions	(5,562)	(1,546)	-	(7,108)
Payments	(3,343)	(823)	(1,181)	(5,347)
Translation adjustments / Exchange difference	4,275	-	-	4,275
At September 30, 2020	295,702	5,630	56,430	357,762

At January 1, 2021	370,787	5,630	52,949	429,366
Additions	23,380	2,686	-	26,066
Present value	14,346	-	3,655	18,001
Reversals of provisions	(9,140)	-	-	(9,140)
Reclasification	(5,755)	1,379	3,978	(398)
Payments	(4,601)	-	(80)	(4,681)
Translation adjustments / Exchange difference	22,257	-	1,271	23,528
At September 30, 2021	411,274	9,695	61,773	482,742

20.     CAPITAL

As of September 30, 2021 and as of December 31, 2020, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

As of September 30, 2021, a total of 140,719,490  shares were represented in ADS, equivalent to 28,143,898 ADSs at a rate of 5 shares per ADS.

As of December 31, 2020, a total of 190,863,050 shares were represented by ADS, equivalent to 38,172,610 ADSs at a rate of 5 shares per ADS.

21.     EXPENSES BY NATURE

For the periods ended September 30, 2020 and 2021, this item comprises:

	Cost
	of goods	Administrative
	and services	expenses	Total
2020
Salaries, wages and fringe benefits	693,980	69,439	763,419
Services provided by third-parties	592,023	33,678	625,701
Purchase of goods	393,696	72	393,768
Other management charges	167,295	8,782	176,077
Depreciation (Note 14)	73,265	5,902	79,167
Amortization (Note 14)	72,009	3,155	75,164
Impairment of accounts receivable	15,441	321	15,762
Taxes	4,503	95	4,598
Recovery of property, plant and equipment	(258)	-	(258)
Inventory recovery	(1,460)	-	(1,460)
	2,010,494	121,444	2,131,938

2021
Salaries, wages and fringe benefits	994,167	82,689	1,076,856
Services provided by third-parties	801,789	37,849	839,638
Purchase of goods	508,471	83	508,554
Other management charges	131,840	12,677	144,517
Depreciation (Note 14)	70,621	5,183	75,804
Amortization (Note 14)	70,817	3,336	74,153
Impairment of accounts receivable	1,321	2	1,323
Taxes	3,600	142	3,742
Recovery of property, plant and equipment	(1,939)	-	(1,939)
Impairment of inventory	2	-	2
	2,580,689	141,961	2,722,650

22.     OTHER INCOME AND EXPENSES

For the periods ended September 30, 2020 and 2021, this item comprises:

	2020	2021
Other income:
Sale of assets	5,563	6,473
Recovery of provisions and impairments	4,322	5,461
Insurance compensation	44	2,293
Penalty income	-	1,005
Supplier debt forgiveness	205	-
Others	3,942	1,792
	14,076	17,024

	2020	2021
Other expenditures:
Asset impairment	26,719	3
Civil repair to the Peruvian Government	10,797	-
Net cost of fixed assets disposal	5,186	6,572
Disposal of property, plant and equipment	282	1,724
Provision for well closure	3,075	3,024
Administrative fine (a)	706	11,388
Others	3,411	923
	50,176	23,634
	(36,100)	(6,610)

(a)
The increase was mainly generated by fines corresponding to income tax assessments in Cumbra Peru for S/8.4 million and in AENZA for S/0.8 million. Additionally, in AENZA fines issued by the Superintendencia del Mercado de Valores for S/2 million. (In 2020, it corresponds to fines for income tax audits in Cumbra Peru for S/0.7 million).

23.     FINANCIAL INCOME AND EXPENSES

For the periods ended September 30, 2020 and 2021, this item comprises:

	2020	2021

Financial income:
Interest on loans to third parties	309	174
Profit for present value of financial asset or financial liability	7,797	2,267
Exchange difference gain, net	1,107	-
Interest on short-term bank deposits	2,261	649
Others	2,487	1,079
	13,961	4,169

Financial expenses:
Interest expense on:
- Bank loans (a)	39,962	50,113
- Bonds	20,192	23,181
- Loans from third parties	9,448	8,579
- Right-of-use	4,212	3,161
- Financial lease	2,380	2,515
Commissions and collaterals	18,302	18,627
Interests from Tax Authority	3,478	12,366
Loss for present value of financial asset or financial liability (b)	6,057	44,120
Update of fair value of financial asset or financial liability (c)	-	5,444
Exchange difference loss, net	-	17,633
Derivative financial instruments	64	-
Other financial expenses	3,239	968
Less capitalized interest	(5,129)	(1,792)
	102,205	184,915

(a)	The variation in interest corresponds mainly to Inversiones en Autopistas S.A. which increased by S/7.4 million due to the loan with BCI Peru (Nota 15 b)

(b)
The increase is mainly generated by the effect of the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/31.6 million (Note 11), due to the variation of the discount rate applied, which increased from 1.65% to 2.66%. Additionally, increase by the effect of the present value of the account payable according to the Acta de Acuerdo Preparatorio de Colaboración y Beneficios – “The Agreement” for S/11.1 million (Note 1 c).

(c)	The increase corresponds entirely to Inversiones en Autopistas S.A. for the recognition of the fair value of the loan with BCI Peru (Note 15 b).

24.     INCOME TAX

The condensed interim consolidated financial statements for the period ended September 30, 2021, income tax expense is recognized based on management’s estimate of the annual income tax rate expected for the full financial year. The estimated annual tax rate as of September 30, 2021 is 86.78% (47.27% for the period ended in September 30, 2020).

25.     CONTINGENCIES, COMMITTMENTS AND GUARANTEES

In the opinion of Management and its legal advisors, the provisions registered mainly for civil lawsuits, labor dispute processes, contentious and administrative processes and tax claims are sufficient to cover the results of these probable contingencies (Note 19).

a) Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/228.5 million according to the following detail:

The appeal at SUNAT for S/139.8 million which includes S/127.3 million for 2014 Income Tax (Aenza S.A.A. for S/82.7 million, Cumbra Perú S.A. for S/39.7 million and Viva Negocio Inmobiliario S.A. for S/4.9 million), and for Income Tax from 2014 to 2016 in Consorcio Constructor Chavimochic for S/12.5 million.

Appeal at the Tax Court for S/83.1 million (Cumbra Perú S.A., Income Tax 2012 and 2013 for S/60.8 million; Aenza S.A.A., Income Tax 2009, 2010 and 2013 for S/10.2 million; Cumbra Ingeniería S.A., Income Tax 2013 and 2016 for S/9.1 million; and Viva Negocio Inmobiliario S.A., Income Tax 2009 and 2016 for S/3 million).

Contentious administrative process at the Judiciary for S/5.6 million (Aenza S.A.A., for Income Tax and IGV of 2001 for S/3.9 million, Income Tax 2011 for S/1.1 million, and for IGV from 1998 to 2002 for S/0.6 million).

Management estimates that all the afore mentioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b) Other contingencies

The Company considers that the maximum exposure for other contingencies of the Corporate amounts to S/41.5 million according to the following detail:

Administrative processes amounting to S/23.5 million (Tren Urbano de Lima S.A. for S/17 million, Cumbra Perú S.A. for S/5.4 million, Viva Negocio Inmobiliario S.A. for S/0.7 million and UNNA Energía S.A. for S/0.4 million).

Civil lawsuits, mainly related to indemnities for damages, contract terminations and obligations to pay a sum of money amounting to S/10.2 million (Norvial S.A. for S/5.7 million, Cumbra Ingeniería S.A. for S/2.6 million, Morelco SAS. for S/1.2 million, Cumbra Perú S.A. for S/0.3 million, and UNNA Transporte S.A.C for S/0.2 million).

Contentious administrative process, corresponding mainly to non-compliance amounting to S/0.9 million for UNNA Energía S.A.

Labor dispute processes amounting to S/6.9 million (Morelco SAS for S/4.1 million, UNNA Energía S.A. and subsidiaries for S/2 million, UNNA Transporte S.A.C for S/0.4 million, Tren Urbano de Lima S.A. for S/0.2 million y Viva Negocio Inmobiliario S.A. for S/0.2 million).

c) Letters bonds and guarantees

The Corporation maintains guarantees and letters of credit in force in various financial entities guaranteeing operations for US$388.3 million (US$427.5 million, as of December 31, 2020).

26.     DIVIDENDS

In compliance with certain covenants, the company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future. Additionally, “the Agreement” does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in Note 1 c) has been amortized.

For the period ended September 30, 2021, the Corporation’s subsidiaries have paid dividends to its non-controlling interests in the amount of S/36.3 million (S/64.7 million for period  ended in September 30, 2020).

27.     LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the period attributable to the Corporation’s common shareholders by the weighted average of the number of common shares outstanding during that period. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share.

For the periods ended September 30, 2020 and 2021, the basic loss per common share is as follows:

		2020	2021

Loss attributable to owners of the Company
during the period		(55,143)	(103,486)
Weighted average number of shares in issue
at S/1.00 each, at September 30,		871,917,855	871,917,855

Basic loss per share (in S/)	(*)	(0.063)	(0.119)

(*) The Corporation does not have common shares with dilutive effects at September 30, 2020 and 2021.

28.     EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between September 31, 2021 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued.